Exhibit (b-3)
AMENDMENT NO. 2 TO
BYLAWS OF PACIFIC CAPITAL FUNDS
1.	On March 24, 2009, the Board of Trustees of the Trust approved the following amendment to the Trust’s By-Laws:

The first sentence of Article III, Section 1 of the Bylaws of the Trust is hereby amended to read in full as follows: “Any action required or permitted to be taken at any meeting of the Trustees may be taken by the Trustees without a meeting if all the Trustees consent to the action in writing or by electronic transmission and the written consents are filed in paper or electronic form with the records of the Trustees’ meeting.”

2.	The By-Laws of the Trust, as amended by this Amendment No. 2, remain in full force and effect.
IN WITNESS WHEREOF, I hereby set my hand as of this 25th day of March, 2009.
By:
Jennifer A. English, Secretary